

Mailstop 3233

September 16, 2015

Via E-mail
Gary W. Hansen
Vice President & Controller
Alexanders, Inc.
210 Route 4 East
Paramus, New Jersey 07652

> **Re:** **Alexander's, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 17, 2015**
> **File No. 001-06064**

Dear Mr. Hansen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 2. Properties, page 16

1.   In future Exchange Act periodic reports, please revise your table to include footnote disclosure discussing how tenant concessions, such as free rent or tenant reimbursements, have impacted your average annualized rent.

2.   In future Exchange Act periodic reports, please revise your table to include footnote disclosure clarifying whether the dates set forth under "Lease Expiration / Option Expiration(s)" include the impact of unexercised renewal or extension options. Additionally, please include footnote disclosure regarding any leases that contain early termination provisions.

<u>Property under Development, page 18</u>

3.   In future Exchange Act periodic reports, please revise your disclosure to clarify whether the estimated cost of your development projects includes leasing costs.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3215 with any questions.

                                        Sincerely,

                                        /s/ Kim McManus

                                        Kim McManus
                                        Staff Attorney
                                        Office of Real Estate and
                                        Commodities